July 29, 2019

Hajime Uba
Chairman and Chief Executive Officer
Kura Sushi USA, Inc.
17932 Sky Park Circle, Suite H
Irvine, CA 92614

       Re: Kura Sushi USA, Inc.
           Amendment No.2 to
           Registration Statement on Form S-1
           Filed July 22, 2019
           File No. 333-232551

Dear Mr. Uba:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 18, 2019 letter.

Amended Form S-1 Filed July 22, 2019

General

1. We note your response to our prior comment one and reissue in part. Please disclose whether these provisions apply to actions arising under the Securities
Act.
 Hajime Uba
Kura Sushi USA, Inc.
July 29, 2019
Page 2



       You may contact Beverly Singleton, Staff Accountant, at (202) 551-3328 or Doug Jones,
Staff Accountant, at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202)
551-3217 or John Dana Brown, Attorney-Advisor, at (202) 551-3859 with any other questions.



                                                          Sincerely,
FirstName LastNameHajime Uba
                                                          Division of
Corporation Finance
Comapany NameKura Sushi USA, Inc.
                                                          Office of
Transportation and Leisure
July 29, 2019 Page 2
cc:       Aaron Seamon, Esq.
FirstName LastName